EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

To the Stockholders and Board of Directors of Urecoats Industries Inc.:

We consent to the inclusion of our report dated March 24, 2003 in the Company's Form 10-K/A filed for the Year Ended December 31, 2002, with respect to the consolidated balance sheets of Urecoats Industries Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002, 2001, and 2000, which reports appear in the December 31, 2002, annual report on Form 10-K of Urecoats Industries Inc.

BAUM & COMPANY, P.A.

/s/ Baum & Company, PA

Coral Springs, Florida
April 29, 2003